UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-38245

Xiaobai Maimai Inc.

(Exact name of registrant as specified in its charter)

Room 515, Floor 5, Jia No. 92-4 to 24 Jianguo Road
Chaoyang District, Beijing 100020
People's Republic of China
Tel: +86 10 5370 9902

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Xiaobai Maimai Announces Change to Executive Management

On September 1, 2021, Ms. Yilin (Linda) Wang, was appointed to serve as Xiaobai Maimai Inc.’s (the “Company”) Co-Chief Executive Officer (“Co-CEO”), effective immediately.

Ms. Yilin (Linda) Wang has extensive years of experience in corporate management. Ms. Wang has served as the Director and CEO of SOS Information Technology Co., Ltd., a wholly-owned subsidiary of SOS Limited (NYSE: SOS) since March 2016, and has been the founder and CEO of Shijiazhuang Weigou Information Technology Co., Ltd., since November 2010. She is an information technology expert and has rich professional experience in medical health, health management and medical technology-related businesses. Ms. Wang obtained her bachelor’s degree in management from the Hebei University of Science & Technology, China, and a master’s degree in science and engineering management from the Hebei Dizhi University, China.

Ms. Wang has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Ms. Wang had, or will have, a direct or indirect material interest.

The Company entered into an employment agreement (the “Agreement”) with Ms. Wang and the Agreement is qualified in its entirety by reference to the complete text of the Agreement, which is filed hereto as Exhibits 99.1.

Exhibit No.	Description

99.1	Employment Agreement by and between Yilin (Linda) Wang and Xiaobai Maimai Inc., dated September 1, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xiaobai Maimai Inc.

	By:	/s/ Zhang Rui (Kerrie)
Date: September 2, 2021	Name:	Zhang Rui (Kerrie)
	Title:	Chief Financial Officer